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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Global Gold Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

37933T209

(CUSIP Number)

Joanne Tuckman

Chief Financial Officer

Firebird Management LLC

152 West 57th Street, 24th Floor

New York, New York 10019

(212) 698-9260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Avrora Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 3,034,999
9. Sole Dispositive Power
10. Shared Dispositive Power 3,034,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,034,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Global Master Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 4,300,000
9. Sole Dispositive Power
10. Shared Dispositive Power 4,300,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,300,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 12.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Republics Fund, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) WC
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 2,338,167
9. Sole Dispositive Power
10. Shared Dispositive Power 2,338,167

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,338,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Avrora Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 3,034,999
9. Sole Dispositive Power
10. Shared Dispositive Power 3,034,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,034,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) FGS Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 4,300,000
9. Sole Dispositive Power
10. Shared Dispositive Power 4,300,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,300,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 12.5%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Firebird Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 2,338,167
9. Sole Dispositive Power
10. Shared Dispositive Power 2,338,167

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,338,167
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) IA

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Passin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 4,300,000
9. Sole Dispositive Power
10. Shared Dispositive Power 4,300,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,300,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 12.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harvey Sawikin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 9,673,166
9. Sole Dispositive Power
10. Shared Dispositive Power 9,673,166

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,673,166
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 28.1%
14.	Type of Reporting Person (See Instructions) IN

CUSIP NO. 37933T209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ian Hague
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 300,000
8. Shared Voting Power 5,373,166
9. Sole Dispositive Power 300,000
10. Shared Dispositive Power 5,373,166

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,673,166
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 16.5%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on November 4, 2004, and amended on March 25, 2005 and on August 10, 2005, with respect to the common stock, par value $0.001 per share (the “Common Stock”) of Global Gold Corporation, a Delaware corporation (the “Issuer”). The Company’s principal executive office is located at 45 East Putnam Avenue, Greenwich, CT 06830.

Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 3 as follows:

Item 2.	Identity and Background

(a-f) This Amendment No. 3 is being filed by Firebird Avrora Fund, Ltd., Firebird Global Master Fund, Ltd. and Firebird Republics Fund, Ltd. (each a “Fund” and together the “Funds”), Firebird Avrora Advisors LLC (“Avrora Advisors”), FGS Advisors, LLC (“FGS”) and Firebird Management LLC (“Firebird Management” and together with Avrora Advisors and FGS, the “Advisors”), James Passin (“Mr. Passin”), Harvey Sawikin (“Mr. Sawikin”) and Ian Hague (“Mr. Hague” and together with the Funds, the Advisors, Mr. Passin and Mr. Sawikin, the “Reporting Persons”).

James Passin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and controlling principal of FGS and of FG2 Advisors, LLC (“FG2”). Harvey Sawikin, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and controlling principal of Avrora Advisors and of Firebird Management, and he is also a controlling principal of FGS and of FG2. Ian Hague, a citizen of the United States of America, has a business address of 152 West 57th Street, 24th Floor, New York, NY 10019. His principal occupation is manager and principal of Avrora Advisors and of Firebird Management, and he is also a principal of FGS and of FG2.

The Advisors are each New York limited liability companies which have their respective principal offices at 152 West 57th Street, 24th Floor, New York, NY 10019. The principal business of Avrora Advisors is to serve as investment manager to Firebird Avrora Fund, Ltd. and to control its investing and trading in securities. The principal business of FGS is to serve as investment manager to Firebird Global Master Fund, Ltd. and certain other investment funds and to control their investing and trading in securities. The principal business of Firebird Management is to serve as investment manager to Firebird Republics Fund, Ltd. and certain other investment funds and to control their investing and trading in securities. The principal business of each Fund is to invest and trade in securities.

During the past five years, none of the Reporting Persons have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the $10,500 used by Firebird Avrora Fund, Ltd. on November 21, 2008 to purchase shares of Common Stock, and of the funds used by the Funds to make all prior and subsequent purchases of shares of Common Stock, was the working capital of the Funds.

Item 4.	Purpose of Transaction

Each of the Advisors, on behalf of the Fund that it advises, has directed the purchase of the shares reported by them (the “Shares”) as an investment for such Fund. Each Advisor and the Fund that it advises share investment power and voting power with respect to the Shares. Mr. Passin and Mr. Sawikin, who serve as the control persons of FGS, share investment power and voting power with respect to the Shares reported by FGS and the Fund that it advises. Mr. Sawikin, who serves as the control person of Avrora Advisors and of Firebird Management, shares investment power and voting power with each of Mr. Passin and Mr. Hague with respect to the Shares reported by Avrora Advisors and Firebird Management and the Funds that each of them advise. The Reporting Persons acquired the Shares because the Advisors considered the Shares to be an attractive investment opportunity. Each Advisor may cause the Fund that it advises to make further acquisitions of shares of Common Stock or other securities of the Issuer from time to time or to dispose of any or all of the Shares held by such Fund at any time.

The Advisors, each on behalf of the Funds that they advise, intend to review continuously their investment in the Issuer and each may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, each of the Advisors may cause the sale of all or part of the Shares held by the Fund that it advises, or may cause the purchase of additional shares of Common Stock or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Persons may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

The foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Persons currently have no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Persons reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

(a and b) As of the date of this Amendment No. 3, the Reporting Persons beneficially own an aggregate of 9,673,166 shares of Common Stock, which represents approximately 28.1% of Issuer’s total outstanding Common Stock, and they share voting and dispositive power over these Shares as described above. In addition to these shares of Common Stock, Mr. Hague has been awarded 100,000 shares of Common Stock, and options to acquire up to 200,000 shares of Common Stock from the Issuer in his individual capacity as a director of the Issuer. Mr. Hague has filed a Form 3 and the requisite Form 4 disclosures regarding his position as director of the Issuer and his personal holdings. As of December 1, 2008, the shares beneficially owned and deemed beneficially owned by the Reporting Persons represented an aggregate of approximately 29.0% of the total 34,417,023 shares of Common Stock outstanding of the Issuer (including, for this purpose, shares of Common Stock that would be issued pursuant to the options held by Mr. Hague).

(c) Within the last sixty days, Avrora Advisors, on behalf of Firebird Avrora Fund, Ltd., made the following purchases of shares of Common Stock in the open market:

Trade Date	No. of Shares acquired	Price per Share
October 29	100,000	$0.288
November 3	10,000	$0.300
November 6	10,000	$0.300
November 11	65,000	$0.300
November 12	15,000	$0.300
November 21	100,000	$0.100
November 24	400,000	$0.100

(d) Other than the Funds which directly hold the Shares and the shares and options held personally by Mr. Hague, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Hague holds certain options to purchase shares of Common Stock that were granted to him in his personal capacity as a director of the Issuer. Mr. Hague has filed a Form 4 disclosing the details of these options.

By virtue of the relationship between the Reporting Persons, as described in Item 2, the Reporting Persons may be deemed to be a “group” under the Federal securities laws. Except as otherwise set forth in this Amendment No. 3, Mr. Passin, Mr. Sawikin, Mr. Hague, Avrora Advisors, FGS and Firebird Management expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any of Mr. Passin, Mr. Sawikin, Mr. Hague, Avrora Advisors, FGS and Firebird Management is a beneficial owner of any such shares.

Item 7.	Material to Be Filed as Exhibits

1. Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2008

Firebird Avrora Fund, Ltd.		Firebird Global Master Fund, Ltd.

	/s/ Harvey Sawikin		/s/ James Passin
Name:	Harvey Sawikin	Name:	James Passin
Title:	Director	Title:	Director

Firebird Republics Fund, Ltd.		Firebird Avrora Advisors LLC

	/s/ Harvey Sawikin		/s/ Harvey Sawikin
Name:	Harvey Sawikin	Name:	Harvey Sawikin
Title:	Director	Title:	Manager

FGS Advisors, LLC		Firebird Management LLC

	/s/ James Passin		/s/ Harvey Sawikin
Name:	James Passin	Name:	Harvey Sawikin
Title:	Manager	Title:	Manager

	/s/ James Passin		/s/ Harvey Sawikin
Name:	James Passin	Name:	Harvey Sawikin

/s/ Ian Hague
Name:	Ian Hague

EXHIBIT 1

JOINT FILING AGREEMENT

Firebird Avrora Fund, Ltd., Firebird Global Master Fund, Ltd., Firebird Republics Fund, Ltd., Firebird Avrora Advisors LLC, FGS Advisors, LLC, Firebird Management LLC, James Passin, Harvey Sawikin and Ian Hague, in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13D to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such person or entity, that each such person or entity is responsible for the timely filing of the Schedule 13D and any amendments thereto and for the completeness and accuracy of the information concerning such person or entity contained therein.

Date: December 1, 2008

Firebird Avrora Fund, Ltd.		Firebird Global Master Fund, Ltd.

	/s/ Harvey Sawikin		/s/ James Passin
Name:	Harvey Sawikin	Name:	James Passin
Title:	Director	Title:	Director

Firebird Republics Fund, Ltd.		Firebird Avrora Advisors LLC

	/s/ Harvey Sawikin		/s/ Harvey Sawikin
Name:	Harvey Sawikin	Name:	Harvey Sawikin
Title:	Director	Title:	Manager

FGS Advisors, LLC		Firebird Management LLC

	/s/ James Passin		/s/ Harvey Sawikin
Name:	James Passin	Name:	Harvey Sawikin
Title:	Manager	Title:	Manager

	/s/ James Passin		/s/ Harvey Sawikin
Name:	James Passin	Name:	Harvey Sawikin

/s/ Ian Hague
Name:	Ian Hague